SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2011

Commission File Number 000-29992

OPTIBASE LTD.
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference are the following documents:

1.	The Registrant’s Notice of a Annual General Meeting of Shareholders and Proxy Statement for its General Meeting of Shareholders.

2.	Proxy card for use in connection with the Registrant’s Annual General Meeting of Shareholders.

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774) of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Executive Officer

Date: October 11, 2011

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OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-73-7073703

Dear Shareholder,

You are cordially invited to attend the Annual General Meeting of Shareholders of Optibase Ltd. (the "Company") to be held at 9:00 a.m., Israel time, on Thursday, November 17, 2011, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel.

The purpose of this meeting is set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company's board of directors recommends that you vote ''FOR'' proposal 1 through 12, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than two business days before the meeting.

Thank you for your continued cooperation.

Very truly yours,

Alex Hilman,
Executive Chairman of the Board of Directors

Herzliya, Israel
October 11, 2011

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-73-7073703

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Annual General Meeting of Shareholders (the "Meeting") of Optibase Ltd. (the "Company") will be held at 9:00 a.m. Israel time, on Thursday, November 17, 2011, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel for the following purposes:

1.           To re-elect to the Company’s board of directors (the "Board of Directors") three (3) of the directors currently in office;

2.           To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ended December 31, 2011 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

3.           To approve the purchase by the Company of an insurance policy concerning insurance of directors’ and officers' liability, including as directors and officers of the Company's subsidiaries;

4.           To approve the acceleration of vesting of 2,000 restricted shares granted to Ms. Dana Tamir-Tavor, a former director of the Company;

5.           To approve a grant of 100,000 options exercisable into 100,000 ordinary shares NIS 0.13 nominal value each of the Company to Mr. Alex Hilman, the Company's Executive Chairman of the Board of Directors, under the Company's 1999 Israeli Share Option Plan (the "1999 Plan");

6.           To approve and ratify an employment agreement between the Company and Mr. Shlomo (Tom) Wyler, the Company's President and member of the board of directors, who is also considered the Company's controlling shareholder;

7.           To approve an agreement between the Company and BN Finance AG, a company affiliated with Mr. Shlomo (Tom) Wyler, the Company's President and member of the board of directors, who is also considered the controlling shareholder of the Company, for the provision of business and financial consulting services to the Company and its subsidiaries and affiliates;

8.            To approve a grant of 100,000 options exercisable into 100,000 ordinary shares NIS 0.13 nominal value each of the Company to Mr. Shlomo (Tom) Wyler, the Company's President and member of the board of directors, who is also considered the controlling shareholder of the Company, under the 1999 Plan;

9.            To approve the reimbursement of expenses incurred by Mr. Shlomo (Tom) Wyler, the Company's President and member of the board of directors, who is also considered the controlling shareholder of the Company;

10.     To amend certain articles of the Company’s articles of association regarding insurance and indemnity of directors, officers, employees and other persons employed by, dealing or engaged with the Company in order to adjust the same to amendments to the Israeli Securities Law of 1968 (the "Amendments") in connection with recently adopted administrative enforcement proceedings by the Israeli Securities Authority; A copy of the current articles 32 and 33 marked to show the changes made in such articles in accordance with the Amendment is attached hereto as Annex B.

11.     To approve an amendment, in accordance with the Amendments and subject to the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 10 above, to the Company's prospective undertaking to indemnify its current and future directors who are non-controlling shareholders of the Company and the amendment to the letters of indemnification issued by the Company accordingly; A copy of the current letter of indemnification marked to show the changes made in such letter of indemnification is attached hereto as Annex C; and

12.     To approve an amendment, in accordance with the Amendments and subject to the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 10 above, to the Company's prospective undertaking to indemnify Mr. Shlomo (Tom) Wyler, the Company's President and member of the Board of Directors, who is also considered the controlling shareholder of the Company and the amendment to the letter of indemnification issued by the Company accordingly; A copy of the current letter of indemnification marked to show the changes made in such letter of indemnification is attached hereto as Annex C. The amendments to the letter of indemnification granted to Mr. Wyler are identical to the proposed amendments to the letters of indemnification granted to all other directors and officers of the Company, as described in Proposal No. 11 herein.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2010.  These documents can be found on the Company's website at: www.optibase-holdings.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of the trading day of October 17, 2011 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in "street name", meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company's Register of Shareholders.  The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors,

Alex Hilman,
Executive Chairman of the Board of Directors
Herzliya, Israel
October 11, 2011

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-73-7073703

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.13 nominal value (the "Shares"), of Optibase Ltd. (the "Company") in connection with the solicitation of proxies by the management and board of directors of the Company (the "Board of Directors") for use at the Annual General Meeting of Shareholders (the "Meeting") to be held at 9:00 a.m., Israel time, on Thursday, November 17, 2011, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying Notice of Meeting (the "Notice").

At the Meeting, the shareholders will be asked to consider and vote on the following matter:

1.           To re-elect to the Board of Directors three (3) of the directors currently in office;

2.           To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ended December 31, 2011 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the "Audit Committee"), to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

3.           To approve the purchase by the Company of an insurance policy concerning insurance of directors’ and officers' liability, including as directors and officers of the Company's subsidiaries;

4.           To approve the acceleration of vesting of 2,000 restricted shares granted to Ms. Dana Tamir-Tavor, a former director of the Company;

5.           To approve a grant of 100,000 options exercisable into 100,000 ordinary shares NIS 0.13 nominal value each of the Company to Mr. Alex Hilman, the Company's Executive Chairman of the Board of Directors, under the Company's 1999 Israeli Share Option Plan;

6.           To approve and ratify an employment agreement between the Company and Mr. Shlomo (Tom) Wyler, the Company's President and member of the board of directors, who is also considered the Company's controlling shareholder;

7.           To approve an agreement between the Company and BN Finance AG, a company affiliated with Mr. Shlomo (Tom) Wyler, the Company's President and member of the board of directors, who is also considered the controlling shareholder of the Company, for the provision of business and financial consulting services to the Company and its subsidiaries and affiliates;

8.           To approve a grant of 100,000 options exercisable into 100,000 ordinary shares NIS 0.13 nominal value each of the Company to Mr. Shlomo (Tom) Wyler, the Company's President and member of the board of directors, who is also considered the controlling shareholder of the Company, under the Company's 1999 Israeli Share Option Plan;

9.             To approve reimbursement of expenses by the Company to Mr. Shlomo (Tom) Wyler, the Company's President and member of the board of directors, who is also considered the Company's controlling shareholder;

10.           To amend certain articles of the Company’s articles of association regarding insurance and indemnity of directors, officers, employees and other persons employed by, dealing or engaged with the Company in order to adjust the same to amendments to the Israeli Securities Law of 1968 (the "Amendments") in connection with recently adopted administrative enforcement proceedings by the Israeli Securities Authority; A copy of the current articles 32 and 33 marked to show the changes made in such articles in accordance with the Amendment is attached hereto as Annex B.

11.           To approve an amendment, in accordance with the Amendments and subject to the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 10 above, to a prospective undertaking to indemnify its current and future directors who are non-controlling shareholders of the Company; A copy of the current letter of indemnification marked to show the changes made in such letter of indemnification is attached hereto as Annex C; and

12.           To approve an amendment, in accordance with the Amendments and subject to the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 10 above, to a prospective undertaking to indemnify Mr. Shlomo (Tom) Wyler, the Company's President and member of the Board of Directors, who is also considered the controlling shareholder of the Company; A copy of the current letter of indemnification marked to show the changes made in such letter of indemnification is attached hereto as Annex C. The amendments to the letter of indemnification granted to Mr. Wyler are identical to the proposed amendments to the letters of indemnification granted to all other directors and officers of the Company, as described in Proposal No. 11 herein.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2010.  These documents can be found on the Company's website at: www.optibase-holdings.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

The approval of each of Proposals No. 1 through 5 and 11 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy.

The approval of each of Proposals No. 6 through 10 and 12 requires the affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the Meeting shall include a majority of the total votes of shareholders having no personal interest in the proposal, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Israeli Companies Law of 1999 (the "Companies Law"), each shareholder that attends the Meeting in person shall, prior to exercising such shareholder's voting rights at the Meeting, advise the Company whether or not that shareholder has a personal interest in the approval of each of Proposals No. 6 through 10 and 12. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder has a personal interest in the approval of such proposal. Shareholders who do not indicate whether or not they have a personal interest in the approval of each such proposal will not be eligible to vote their Shares as to such proposal.

Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

(i)           a personal interest of that person's relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above); or

(ii)          a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company's shares will not be deemed a personal interest.

Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the Meeting, the Meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the Board of Directors in notice to the shareholders, and the adjourned Meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned Meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum, subject to the provisions of section 79(b) of the Companies Law.

VOTING AND REVOCATION OF PROXIES; SHARES HELD IN "STREET NAME";
EXPRESSING POSITIONS

Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed.  Shares represented by executed and unrevoked proxies will be voted at the Meeting.  To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above (except for Proposal No. 6 through 10 and Proposal No. 12).  If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum.  Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

Note for Shareholders in "Street Name"

Shareholders who hold their Shares in "street name" meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Position Statements

Shareholders are permitted to express their position on the proposal on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the "Position Statement"). Position Statements should be submitted to the Company at its registered offices, at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, to the attention of Mr. Amir Philips, Chief Executive Officer no later than October 27, 2011.  Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

Management and the Board of Directors are soliciting proxies for use at the Meeting.  Proxies will be mailed to shareholders on or about October 18, 2011 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company.  The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 19,058,808 Shares outstanding as of October 9, 2011 (such number excludes (i) 329,473 Shares held by or for the benefit of the Company which have no voting or equity rights and (ii) 26,000 Shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of October 9, 2011 or within 60 days thereafter).  Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth as of October 9, 2011 the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the Shares and (ii) all current directors and officers of the Company as a group:

Name and Address	Number of Shares beneficially owned1		Percent of Shares Beneficially Owned
Tom Wyler2	9,880,535	3	51.57%
Arthur Mayer-Sommer	1,200,000	4	6.30%
Gesafi Real-Estate S.A.	2,441,098	5	12.81%
All directors and officers of the Company as a group (7 persons)	10,134,996	6	52.32%

1.
Number of shares and percentage ownership is based on 19,058,808 Shares outstanding as of October 9, 2011. Such number excludes (i) 329,473 Shares held by or for the benefit of the Company which have no voting or equity rights, and (ii) 26,000 Shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of October 9, 2011 or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission (the "SEC") and includes voting and investment power with respect to such shares.  Shares subject to options that are currently exercisable or exercisable within 60 days of October 9, 2011 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.  All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Attachment 13D filing with the SEC and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.  The Shares beneficially owned by the directors include the Shares owned by their family members to which such directors disclaim beneficial ownership.

2.	Mr. Tom Wyler serves as the Company's President and as a member of its board of directors.

3.
The information is based on Amendment No. 11 to Schedule 13D filed by Mr. Wyler on June 30, 2011. Includes 9,780,534 ordinary shares and 100,000 ordinary shares issuable upon exercise of options exercisable within 60 days of October 9, 2011. Excludes 2,000 restricted shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of October 9, 2011 or within 60 days thereafter.

4.	The information is based on Amendment No. 6 to Schedule 13D originally filed on behalf of Tom S. Wyler and Arthur Mayer-Sommer and Festin Management Corp. on June 9, 2005.

5.
The information is based on schedule 13D/A filed with the SEC by Gesafi Real-Estate S.A ("Gesafi") on September 8, 2011. According to the Schedule 13D/A, Gesafi is wholly owned by The Capri Family Foundation, a foundation organized under the laws of the Republic of Panama (“Capri”) and therefore, Capri may be deemed to beneficially own such shares. Filippone Business S.A., a company organized under the laws of the Republic of Panama (“Filippone”) is the Corporate Councillor of Capri and therefore, Filippone may be deemed to may be deemed to beneficially own such shares.

6.	Includes 9,827,770 ordinary shares and 310,925 ordinary shares issuable upon exercise of options exercisable within 60 days after October 9, 2011

Proposal No. 1

RE-ELECTION TO THE COMPANY’S BOARD OF DIRECTORS THREE (3) OF THE
DIRECTORS CURRENTLY IN OFFICE

At the Meeting, three (3) directors are to be re-elected, who, together with the two (2) serving external directors, will constitute our Board of Directors. Each of the re-elected directors will hold office until the next Annual General Meeting, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the Annual General Meeting, the current directors shall continue to hold office. Unless otherwise instructed, all proxies will be voted in favor of the three nominees listed below.

The nominees have indicated to the Company their availability for re-election and have declared that: (i) he or she has the required qualifications and ability to devote the time required for its service as a director and specified the said qualifications; and (ii) that the limitations specified in sections 226 and 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations are attached as Annex A to this Proxy Statement.  In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

The directors have the right at any time, in a resolution approved by at least a majority of the Company's directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Company’s articles of association, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors. Any director so appointed shall hold office until the next annual meeting and may be re-elected.  The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The table below sets forth the names of the nominees and the serving external directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of October 9, 2011:

NOMINEES	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)
Shlomo (Tom) Wyler	2001	President of the Company and member of the board of directors	51.32% (2)
Alex Hilman	2002	Executive Chairman of the Board of Directors of the Company and Partner in an Israeli accounting firm	0.52% (3)
Danny Lustiger (i)	2010	President and Chief Executive Officer at Cupron Inc.	0.1% (4)

SERVING EXTERNAL DIRECTORS	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)
Orli Garti Seroussi (i)	2008	Independent consultant	0.05% (5)
Chaim Labenski (i)	2010	Independent Investor	0.0% (6)

(1)
See note 1 to the "Beneficial Ownership of Securities by Certain Beneficial Owners and Management" above. Based on information provided to us by the directors, the persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.

(2)
Including 100,000 options that are currently exercisable or exercisable within 60 days as of October 9, 2011. Excludes 2,000 restricted shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of October 9, 2011 or within 60 days thereafter.

(3)
Including 80,000 options and 10,000 restricted shares that are currently exercisable or exercisable within 60 days as of October 9, 2011. Excludes 50,000 options that are currently unvested and will remain unvested within 60 days as of October 9, 2011. Excludes 6,000 restricted shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of October 9, 2011 or within 60 days thereafter.

(4)
Including 12,500 options and 6,000 restricted shares that are currently exercisable or exercisable within 60 days as of October 9, 2011. Excludes 37,500 options that are currently unvested and will remain unvested within 60 days as of October 9, 2011. Excludes 6,000 restricted shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of October 9, 2011 or within 60 days thereafter.

(5)
Including 10,000 restricted shares that are currently exercisable or exercisable within 60 days as of October 9, 2011. Excludes 6,000 restricted shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of October 9, 2011 or within 60 days thereafter.

(6)	Excludes 4,000 restricted shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of October 9, 2011 or within 60 days thereafter.
(i) Member of the Audit Committee.

Shlomo (Tom) Wyler serves as a President and a member of the Board of Directors. Since his investment in the Company in September 2001 (then through Festin Management Corp.), Mr. Wyler has served in various senior executive positions. Through the Festin Group, of which he is a co-owner, Mr. Wyler has had substantial stakes in several companies in Switzerland. His other areas of involvement include investment banking, foreign exchange, financial futures and real-estate. In the early 1990s, Mr. Wyler turned his efforts to real estate interests in the U.S. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

Alex Hilman serves as Executive Chairman of the Board of Directors since September 2009. He has joined the Board of Directors in February 2002. Mr. Hilman is a partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman was the President of the Israeli Institute of Certified Public Accountants in Israel, served on the board of IFAC, and is a member of the Small & Medium Practices committee in IFAC. Mr. Hilman has published professional works on tax and accounting, among them, The Israel Tax Guide. Mr. Hilman has also held professional and management positions at the Ministry of Finance. Mr. Hilman holds a B.A. in Accounting and Economics from Tel-Aviv University.

Danny Lustiger joined the Board of Directors in October 2009. Mr. Lustiger is the president and Chief Executive Officer of Cupron Inc. and has over 18 years of experience in various aspects of Hi-Tech industry at senior positions together with real estate and infrastructure industries, experience at senior position in public companies. From 2007 until 2009, Mr. Lustiger served as the Chief Financial Officer of Shikun & Binui Holdings Ltd. From 1996 and until 2005, Mr. Lustiger served at different managerial positions at Optibase, including Chief Financial Officer. From 1993 to 1996 Mr. Lustiger held the position of an accountant and auditor at Igal Brightman & Co. (currently Brightman Almagor & Co., a member of Deloitte & Touche Tomatsu International). Mr. Lustiger is a Certified Public Accountant in Israel. Mr. Lustiger holds a B.A. degree in Accounting and Economics and an MBA in Finance and International Management from the Tel-Aviv University.

For information on the compensation terms of the three proposed nominees for director's service in the Company, see the Company's annual report on Form 20-F for the year 2010 as filed on April 18, 2011 and also Proposals No. 5 through 9 herein. For information on the proposed grant of new letter of undertakings to the Company's directors, see Proposals No. 11 and 12 herein.

Alternate Directors

Subject to the Companies Law, the articles of association of the Company provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may remove such alternate director, provided however, that such alternate director is approved in a resolution approved by at least a majority of the Company's directors. Pursuant to the Company's articles of association, any alternate director may exercise all the powers vested in the director for whom he is serving as alternate director. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

The articles of association of the Company also provide that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate, subject to the provisions of the Companies Law.

External Directors

The current external directors of the Company, Ms. Orli Garti-Seroussi and Mr. Chaim Labenski will continue to serve as external directors for the remainder of their three-year term.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-election of Messrs. Wyler, Hilman and Lustiger, as directors of the Company, and as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

RE-APPOINTMENT OF KOST, FORER, GABBAY & KASIERER, A MEMBER OF ERNST &
YOUNG GLOBAL, AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL
YEAR ENDED DECEMBER 31, 2011 AND TO AUTHORIZE THE BOARD OF DIRECTORS,
UPON THE RECOMMENDATION OF THE COMPANY’S AUDIT COMMITTEE, TO
DETERMINE THE AUDITORS' REMUNERATION TO BE FIXED IN ACCORDANCE WITH
THE VOLUME AND NATURE OF THEIR SERVICES TO THE COMPANY FOR SUCH
FISCAL YEAR

Following the recommendation of the Audit Committee and Board of Directors, it is proposed to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ending on December 31, 2011 and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors' remuneration in accordance with the volume and nature of their services to the Company for such fiscal year.

Such auditors have served as the Company's auditors since its establishment and have no relationship with the Company or with any affiliate of the Company, except as auditors.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the Company's independent auditors for the fiscal year ending on December 31, 2011, and the authorization of the Board of Directors, upon the recommendation of the Audit Committee, to determine the remuneration of said auditors in accordance with the volume and nature of their services to the Company, and as presented to the shareholders, be, and same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPROVAL OF THE COMPANY'S INSURANCE POLICY CONCERNING INSURANCE OF
DIRECTORS’ AND OFFICERS' LIABILITY, INCLUDING AS DIRECTORS AND OFFICERS
OF THE COMPANY'S SUBSIDIARIES

Following the approval by the Audit Committee and Board of Directors, it is proposed to approve the future purchase by the Company of an insurance policy for directors' and officers' liability, including as directors or officers of the Company's subsidiaries, in substantially the same terms and conditions as the existing policy, for the period commencing on August 1, 2012 and ending on July 31, 2013. The maximum coverage amount under such policy and the maximum yearly premium to be paid by the Company for such policy shall not exceed US $10,000,000 and US $80,000, respectively.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the Company's purchase of an insurance policy with respect to directors' and officers' liability, including as directors of officers of the Company's subsidiary for, which terms have been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved. "

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

APPROVAL OF THE ACCELERATION OF VESTING OF 2,000 RESTRICTED SHARES
GRANTED TO MS. DANA TAMIR-TAVOR, A FORMER DIRECTOR OF THE COMPANY

On December 20, 2007, the Company's shareholders approved the grant of 12,000 restricted shares of the Company (the "Restricted Shares") to each of the then serving directors of the Company, including Ms. Dana Tamir-Tavor (and other than Mr. Shlomo (Tom) Wyler). The Restricted Shares were granted to each director in three equal consecutive annual grants on February 1 of each of the years 2008, 2009 and 2010. Each grant consisted of 4,000 Restricted Shares that vest over a two-year period (50% each year).  For additional details on the said grant, see the Company's proxy statement dated November 7, 2007.

Ms. Tamir-Tavor who served as a director of the Company since September 2000 decided to resign from her service as a director in effect from April 18, 2011 (the "Termination Date"). At that time, the vesting of 10,000 Restricted Shares (out of 12,000 Restricted Shares granted to Ms. Tamir-Tavor) had already lapsed and Ms. Tamir-Tavor was entitled to such 10,000 Restricted Shares. The vesting of the remaining 2,000 Restricted Shares, that were granted to Ms. Tamir-Tavor on February 1, 2010, was due on January 31, 2012 only. Since Ms. Tamir-Tavor had resigned from the Board of Directors on the Termination Date, under the terms of grant of such Restricted Shares, she was not entitled to the remaining 2,000 Restricted Shares.

Acknowledging the great contribution of Ms. Tamir-Tavor to the Company during her service as a director, the Audit Committee and Board of Directors resolved to accelerate the vesting of the 2,000 remaining Restricted Shares granted to Ms. Tamir-Tavor as of the Termination Date, thus allowing Ms. Tamir-Tavor to receive such 2,000 Restricted Shares.

Since the proposed acceleration of vesting of such 2,000 Restricted Shares is provided to Ms. Tamir-Tavor in her capacity as a former director of the Company, the Company's shareholders are also required to approve such acceleration.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the acceleration of vesting of 2,000 Restricted Shares granted to Ms. Dana Tamir-Tavor as of April 18, 2011, a former director of the Company, having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 5

APPROVAL OF A GRANT OF 100,000 OPTIONS EXERCISABLE INTO 100,000 ORDINARY
SHARES NIS 0.13 NOMINAL VALUE EACH OF THE COMPANY TO MR. ALEX HILMAN,
THE COMPANY'S EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS, UNDER
THE COMPANY'S 1999 ISRAELI SHARE OPTION PLAN

Following the approval by the Audit Committee and Board of Directors, it is proposed to approve a grant of 100,000 options exercisable into 100,000 ordinary shares NIS 0.13 nominal value each of the Company (the "Options") to Mr. Alex Hilman, the Executive Chairman of the Board of Directors under the Company's 1999 Israeli Share Option Plan (the "1999 Plan"). The Options will be granted to a trustee for the benefit of Mr. Hilman in accordance with the requirements of the capital gains tax track chosen by the Company, see also 'Taxation" below.

The following is a short summary of the principal terms of the Options:

Terms of the Options

As of October 9, 2011, the Options to be granted to Mr. Hilman constitute (assuming their full exercise) approximately 0.52% of the Company’s issued share capital and voting rights1 (and approximately 0.51% of the Company’s issued share capital and voting rights, on a fully diluted basis2.

The Options will be granted to Mr. Hilman without consideration and will vest during a four-year period as of their date of grant (25% each year) (the "Vesting Periods").

The Options may not be exercised following their 10th anniversary.

Exercise Price

The exercise price of each Option will be US $2 per Option. The Exercise Price is higher by 37.93%, 39.86% and 37.93% of the average closing price of the Company's Shares on the Nasdaq Global Market during the 1, 30 and 90 trading days period, respectively, preceding the date of the approval of the grant by the Board of Directors.

Adjustments

The number of Shares to be issued upon the exercise of the Options is subject to customary adjustments in the event of changes in capitalization, dissolution or liquidation, merger or asset sale.

Termination of relationship between the Company and Mr. Hilman

Termination of Relationship as a Service Provider.  If Mr. Hilman ceases to be a Service Provider3, and other than upon Mr. Hilman’s death or Disability4, Mr. Hilman may exercise his Options within ninety (90) days following Mr. Hilman’s termination to the extent that the Options are vested on the date of termination (but in no event later than the expiration of the term of such Options as set forth above). If, on the date of termination, Mr. Hilman is not vested as to his entire Options, the Shares covered by the unvested portion of the Options shall revert to the 1999 Plan.  If, after termination, Mr. Hilman does not exercise his Options within the time specified above, the Options shall terminate, and the Shares covered by such Options shall revert to the 1999 Plan.

Disability of Optionee.  If Mr. Hilman ceases to be a Service Provider as a result of Mr. Hilman’s Disability5, Mr. Hilman may exercise his Options within twelve (12) months following Mr. Hilman’s termination to the extent that the Options are vested on the date of termination (but in no event later than the expiration of the term of such Options as set forth above). If, on the date of termination, Mr. Hilman is not vested as to his entire Options, the Shares covered by the unvested portion of the Options shall revert to the 1999 Plan.  If, after termination, Mr. Hilman does not exercise his Options within the time specified above, the Options shall terminate, and the Shares covered by such Options shall revert to the 1999 Plan.

1
Excluding 329,473 Shares held by the Company and 26,000 Shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of October 9, 2011 or within 60 days thereafter.

2
Excluding 329,473 Shares held by the Company and 26,000 Shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of October 9, 2011 or within 60 days thereafter and taking into consideration the exercise of 460,500 options and warrants exercisable into 460,500 Shares of the Company, which to the date of this Proxy Statement constitute the entire securities of the Company which may be converted or exercised into Shares.

3	For the purpose of the 1999 Plan, "Service Provider" means an Employee, Director or Consultant.
4	For the purpose of the 1999 Plan, "Disability" means disability resulting in the inability to perform services for the Company for six months or more.
5	See supra note 4.

Death of Optionee.  If Mr. Hilman dies (God forbids) while a Service Provider, the Options may be exercised within twelve (12) months following Mr. Hilman’s death to the extent that the Options are vested on the date of termination (but in no event later than the expiration of the term of the Options as set forth above). If, on the date of termination, Mr. Hilman is not vested as to his entire Options, the Shares covered by the unvested portion of the Options shall revert to the 1999 Plan.  If, after termination, Mr. Hilman does not exercise his Options within the time specified above, the Options shall terminate, and the Shares covered by such Options shall revert to the 1999 Plan.

Non-Transferability of Options

The Options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of Mr. Hilman, only by Mr. Hilman.

Date of Grant

The grant of the Options will be made promptly following the receipt of the Company's shareholders' approval for such grant (the "Date of Grant").

Taxation

The Options are granted to Mr. Hilman under the capital gains tax track of the Israeli Income Tax Ordinance [New Version] of 1961, as customary in the Company, and which allow Mr. Hilman to enjoy reduced tax rates upon exercise and sale of the Options. Under this tax track, the Company cannot recognize expenses pertaining to the Options for tax purposes.

All tax consequences under any applicable law (other than any applicable stamp duty) which may arise from the grant of the Options and/or the exercise thereof and/or the holding or sale of Shares (or other securities issued under the 1999 Plan) and/or any dividend or other benefits granted for such Shares by or on behalf of Mr. Hilman in connection with any of the foregoing shall be borne solely by Mr. Hilman.

Board of Directors’ Discretion

Under the 1999 Plan, the Board of Directors has discretion regarding certain items under the Plan, inter alia, its administration and construction and interpretation of the terms of the 1999 Plan.

Fair Value of the Options

The Company estimates the fair value of the Options proposed to be granted to Mr. Hilman using the Black-Scholes-Merton option pricing model. The model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected term of the Options. Expected volatility is calculated based upon actual historical stock price movements. The expected term of the Options represents the period of time that options granted are expected to be outstanding, and is determined based on the simplified method in accordance with SAB No. 110. Upon the adoption of SFAS 123(R), the Company elected to use the simplified method to estimate the expected option term. The Company continues to use the simplified method as it has determined that sufficient data is not available to develop an estimate of the expected option term based upon historical participant behavior. The risk free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The fair value was estimated at the date of Board of Directors' approval using the following weighted average assumptions: Volatility: 61.9%, Risk-free interest rate: 0.96%, Dividend yield: 0% and Expected life of 4.75 years.

Accordingly, the fair value of the Options is estimated at approximately US $59,000.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the grant of 100,000 options exercisable into 100,000 ordinary shares NIS 0.13 nominal value each of the Company to Mr. Alex Hilman, the Company's Executive Chairman of the Board of Directors, under the Company's 1999 Israeli Share Option Plan, having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 6

APPROVAL AND RATIFICATION OF AN EMPLOYMENT AGREEMENT BETWEEN THE
COMPANY AND MR. SHLOMO (TOM) WYLER, THE COMPANY'S PRESIDENT AND
MEMBER OF THE BOARD OF DIRECTORS, WHO IS ALSO CONSIDERED THE
COMPANY'S CONTROLLING SHAREHOLDER

On November 18, 2010, the Company submitted for the approval of its shareholders an employment agreement between the Company and Mr. Shlomo (Tom) Wyler for Mr. Wyler's service as Chief Executive Officer of the Company (the "Employment Agreement"). At that time, Mr. Wyler was serving as the Company's President, Chief Executive Officer and member of the board of directors and was also considered to be the controlling shareholder of the Company. On December 30, 2010, the Company submitted a Form 6-K regarding the results of such shareholders meeting, including the approval of the said proposal.

Following recalculation of the votes with respect to this resolution, it was discovered that such resolution was in fact not approved by the required majority. On the December 29, 2010 shareholders meeting, the Company's shareholders were asked to approve the Employment Agreement for a three-year term commencing on October 1, 2010. Since that meeting, Mr. Amir Philips was appointed as the Company's Chief Executive Officer effective from June 1, 2011, and consequently, at such time, the Company and Mr. Wyler agreed to terminate the Employment Agreement as of May 31, 2011. The Company is now requesting its shareholders to approve and ratify the Employment Agreement for the period commencing on October 1, 2010 and ending on May 31, 2011. The cost to the Company of Mr. Wyler's employment during such eight-month period is NIS 350,657.

The following is a summary of the principal terms of the Employment Agreement to be approved and ratified:

Services: Mr. Wyler served as President and Chief Executive Officer of the Company. Mr. Wyler was subject to the Board of Directors and was required to report regularly to the Board of Directors.

Salary:  The gross monthly payment in consideration for Mr. Wyler's services as Chief Executive Officer of the Company was NIS 36,000.

Social Benefits: Mr. Wyler was entitled to managers' insurance, educational fund (keren hishtalmut), 24 days annual vacation, sick leave and 10 days replenishment fees (dmey havraa).

Other Benefits: The Company provided Mr. Wyler with a telephone, facsimile, mobile phone, internet connection, laptop, desktop computer, and printer and bore all installation costs and all expenses related thereto. The Company also bore Mr. Wyler's fuel expenses. All such expenses borne by the Company are included in the reimbursement of expenses agreement between Mr. Wyler and the Company. For additional information, see section "Effectiveness of Existing Agreements" below. Mr. Wyler was also entitled to medical insurance.

Bonuses: Mr. Wyler was granted a one-time bonus in the amount of US $10,000 upon the execution of the Employment Agreement.

Confidentiality and Non Competition Undertakings: Mr. Wyler undertook towards the Company confidentiality and non-competition undertakings.

Term: The Employment Agreement was in effect from October 1, 2010 and until May 31, 2011.

Effectiveness of Existing Agreements: The Employment Agreement did not derogate from any other rights granted to Mr. Wyler, including inter alia, Mr. Wyler's options to purchase Shares as approved by the Company's shareholders on December 16, 2004, Mr. Wyler's restricted shares as approved by the Company's shareholders on December 20, 2007 and Mr. Wyler's right for reimbursement of expenses in an aggregate annual amount that shall not exceed US $50,000 as approved by the Company's shareholders on November 8, 2006.

The Reasoning for the Compensation Committee, Audit Committee and Board of Directors for the Approval of This Proposal

At the time of the original approval of this proposal, the Compensation Committee, Audit Committee and Board of Directors stated in their approval of the Employment Agreement that the proposed Employment Agreement is intended to compensate Mr. Wyler for his service as President and Chief Executive Officer of the Company and his continued contribution to the Company's development. The Compensation Committee, Audit Committee and Board of Directors further noted that the terms of the proposed Employment Agreement are reasonable, taking into consideration, among other things, the services performed by Mr. Wyler in the Company, the overall compensation received by Mr. Wyler from the Company and comparable compensation paid to senior officers in companies of the size of the Company. In light of all of the above, the Compensation Committee, Audit Committee and Board of Directors concluded that the proposed Employment Agreement is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the Employment Agreement between the Company and Mr. Tom Wyler, the Company's President and member of the board of directors in his capacity as former Chief Executive Officer of the Company, who is also considered the controlling shareholder of the Company, having been approved by the Compensation Committee, Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved and ratified."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 7

APPROVAL OF AN AGREEMENT BETWEEN THE COMPANY AND BN FINANCE AG, A
COMPANY AFFILATED WITH MR. SHLOMO (TOM) WYLER, THE COMPANY'S
PRESIDENT AND MEMBER OF THE BOARD OF DIRECTORS, WHO IS ALSO
CONSIDERED THE CONTROLLING SHAREHOLDER OF THE COMPANY, FOR THE
PROVISION OF BUSINESS AND FINANCIAL CONSULTING SERVICES TO THE COMPANY
AND ITS SUBSIDIARIES AND AFFILIATES

Following the approval by the Audit Committee and Board of Directors, it is proposed to approve an agreement between the Company and BN Finance AG (the "BN Finance") for the provision of business and financial consulting services to the Company and its subsidiaries and affiliates, as detailed below:

BN Finance will provide the Company with business and financial consulting services (the "Services"). The Services will include advising the Company on its financing agreements, negotiations with the financing banks and the service of directors and officers of BN Finance as directors of the Company's subsidiaries and affiliates, as requested by the Company from time to time and at the sole discretion of the Company.

The Services will be provided by BN Finance at the request of the Company and/or its subsidiaries and affiliates. BN Finance will render the Services faithfully and diligently for the benefit of the Company, its subsidiaries and affiliates, and will devote all necessary time and attention for the performance of the Services. BN Finance will also use its best efforts to implement the policies established by the Company, its subsidiaries and affiliates in the performance of the Services.

In consideration for the Services, the Company will pay BN Finance a monthly fee of CHF 10,000 plus applicable value added tax. In the event the agreement is terminated during a certain month, BN Finance will be entitled for a pro rata fee based on the number of days that has lapsed until the termination date of this agreement.

The agreement will be in effect from November 1, 2011 and for a period of three years thereafter. Each of BN Finance and the Company may terminate the agreement by giving a prior written notice of 30 days. During such advance notice period, BN Finance will be required to continue the provision of the Services (unless the Company has instructed it otherwise) and in any event BN Finance will be entitled to receive the consideration for such period.

The Reasoning for the Audit Committee and Board of Directors for the Approval of This Proposal

The Audit Committee and Board of Directors stated in their approval of the business and financial consulting services agreement as stipulated above, that the proposed agreement is intended to compensate BN Finance for the services it provides the Company, its subsidiaries and affiliates. The Audit Committee and Board of Directors consider the consideration to be paid to BN Finance to be fair and reasonable taking into consideration the scope of services granted and the benefit to the Company. In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed agreement is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the agreement between the Company and BN Finance AG, a company affiliated with Mr. Shlomo (Tom) Wyler, the Company's President and member of the board of directors, who is also considered the controlling shareholder of the Company, for the provision of business and financial consulting services to the Company and its subsidiaries and affiliates, having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 8

APPROVAL OF A GRANT OF 100,000 OPTIONS EXERCISABLE INTO 100,000 ORDINARY
SHARES NIS 0.13 NOMINAL VALUE EACH OF THE COMPANY TO MR. SHLOMO (TOM)
WYLER, THE COMPANY'S PRESIDENT AND MEMBER OF THE BOARD OF DIRECTORS,
WHO IS ALSO CONSIDERED THE CONTROLLING SHAREHOLDER OF THE COMPANY,
UNDER THE 1999 PLAN

Following the approval by the Audit Committee and the Board of Directors, it is proposed to approve a grant of 100,000 options exercisable into 100,000 ordinary shares NIS 0.13 nominal value each of the Company (the "Options") to Mr. Shlomo (Tom) Wyler, the Company's President and member of the board of directors, who is also considered the controlling shareholder of the Company under the 1999 Plan.

The terms of grant of such Options to Mr. Wyler are identical to the terms of grant of the options to Mr. Hilman, see Proposal No. 5 above, except that the tax track available to Mr. Wyler, as the controlling shareholder of the Company, is different from the capital gains tax track afforded to all other directors and officers of the Company. Under this tax track, the Company will also not be able to recognize expenses pertaining to this grant.

The Reasoning for the Audit Committee and Board of Directors for the Approval of This Proposal

The Audit Committee and Board of Directors stated in their approval of the proposed grant that the proposed grant is intended to compensate Mr. Wyler for his service as President of the Company and his significant contribution to the Company's real estate business. The Options proposed to be granted to Mr. Wyler are intended to encourage him to continue his contribution for the development of the Company and are proposed to be granted to Mr. Wyler at an exercise price which is higher by 37.93% of the current market price of the Company's Shares (see "Exercise Price" under Proposal 5 above). The Audit Committee and Board of Directors further stated that the terms of grant are reasonable under the circumstances taking into consideration, among other things, the overall compensation paid to Mr. Wyler for his services. In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed grant is to the Company's benefit.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the grant of 100,000 options to Mr. Shlomo (Tom) Wyler, the Company's President and member of the board of directors, who is also considered the controlling shareholder of the Company, under the Company's 1999 Israeli Share Option Plan, having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 9

APPROVAL OF THE REIMBURSEMENT OF EXPENSES INCURRED BY MR.
SHLOMO (TOM) WYLER, THE COMPANY'S PRESIDENT AND MEMBER OF THE BOARD
OF DIRECTORS, WHO IS ALSO CONSIDERED THE CONTROLLING SHAREHOLDER OF
THE COMPANY

Mr. Wyler serves as the Company's President and as a member of its board of directors. In connection with the performance of Mr. Wyler's duties in the Company, and following the approval by the Audit Committee and the Board of Directors, it is proposed to approve the reimbursement of expenses incurred by Mr. Wyler in an aggregate annual amount not to exceed US $50,000, beginning in 2012. It is noted that Mr. Wyler was previously approved reimbursement of his expenses in his various managerial positions in the Company of up to US $50,000 per annum as approved by the Company's shareholders on November 8, 2006. Following recent changes to the Companies Law, generally, a transaction by a Company with its controlling shareholder for a period of more than three (3) years must be brought for the approval of the company's shareholders, by special majority, once every three (3) years. Accordingly, the reimbursement of expenses to Mr. Wyler is hereby brought for shareholder's approval.

The reimbursement of expenses will be made against receipts only. The expenses with respect to which Mr. Wyler is and will be reimbursed are expenses directly incurred in connection with the performance of Mr. Wyler's duties in the Company. The Audit Committee will receive a quarterly report reviewing the reimbursement of Mr. Wyler's expenses during the preceding quarter.

The Reasoning for the Audit Committee and Board of Directors for the Approval of This Proposal

The Audit Committee and Board of Directors stated in their approval that reimbursement of expenses incurred by Tom Wyler, as President and member of the board of directors of the Company is customary. The reimbursement is made against receipts only and with respect to expenses directly incurred by Mr. Wyler in connection with the performance of his duties in the Company. The amount of expenses reimbursed is reasonable taking into consideration the positions Mr. Wyler fulfills at the Company. The reimbursement of Mr. Wyler's expenses, as discussed above, is to the Company's benefit.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the reimbursement of expenses by the Company to Mr. Shlomo (Tom) Wyler, the Company's President and member of the board of directors, who is also considered the Company's controlling shareholder, having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved."

Proposal No. 10

AMENDMENT OF CERTAIN ARTICLES OF THE COMPANY’S ARTICLES OF
ASSOCIATION REGARDING INSURANCE AND INDEMNITY OF DIRECTORS, OFFICERS,
EMPLOYEES AND OTHER PERSONS EMPLOYED BY, DEALING OR ENGAGED WITH
THE COMPANY IN ORDER TO ADJUST THE SAME TO AMENDMENTS TO THE ISRAELI
SECURITIES LAW OF 1968 IN CONNECTION WITH THE RECENTLY ADOPTED
ADMINISTRATIVE ENFORCEMENT PROCEEDINGS BY THE ISRAELI SECURITIES
AUTHORITY

The Israeli Securities Law of 1968 (the "Securities Law") was recently amended to make the enforcement of violations of the Securities Law and certain provisions of the Companies Law more efficient by the Israel Securities Authority (the "Amendments" and the "ISA" respectively). Under the Amendments, the ISA is allowed to initiate administrative proceedings against entities and individuals with respect to such violations, and to impose various sanctions, including fines, payment of damages to the person or entities harmed as a result of such violations, limitations on the service of any individual as director or officer and suspension or cancellation of certain permits granted to the entity.

Under the Amendments, a company is not allowed to indemnify or insure its directors and officers in connection with administrative proceedings initiated against them by the ISA, except that a company is allowed to insure and indemnify its directors and officers for any of the following: (i) financial liability imposed on any director or officer for payment to persons or entities harmed as a result of any violation for which an administrative proceedings has been initiated; (ii) expenses incurred by any director or officer in connection with administrative proceedings, including reasonable litigation fees, and including attorney fees.

Accordingly, it is proposed to approve an amendment to the Company’s articles of association to allow the Company to insure and indemnify its directors and officers in connection with administrative proceedings initiated against them by the ISA, as discussed above.

The current Articles of Association of the Company regarding insurance and indemnity marked to show changes made in such articles in accordance with the Amendment are attached hereto as Annex B.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the amendments to the articles of association of the Company so that the current Articles 32 and 33 of the Company's Articles of Association are hereby replaced by new Articles 32 and 33, as follows:

" 32.       Insurance of Officers

32.1    The Company may insure the liability of an officer therein to the fullest extent permitted by law.

32.2    Without derogating from the aforesaid the Company may enter into a contract to insure the liability of an officer therein for an obligation or payment imposed on him in consequence of an act done in his capacity as an officer therein, in any of the following cases:

    (a)    a breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

    (b)    a breach of the fiduciary duty vis-a-vis the Company, provided that the officer acted in good faith and had a reasonable basis to believe that the act would not harm the Company;

    (c)           a monetary obligation imposed on him in favor of another person.

    (d)   Financial liability imposed on him for payment to persons or entities harmed as a result of violations in Administrative Proceedings, as detailed in section 52(54)(A)(1)(a) of the Israeli Securities Law, 1965 (the "Securities Law").

    (e)   Expenses incurred by him in connection with Administrative Proceedings (as defined above) he was involved in, including reasonable litigation fees, and including attorney fees.

    (f)   any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an officer in the Company.

33.           Indemnity of Officers

33.1    The Company may indemnify an officer therein, to the fullest extent permitted by law. Without derogating from the aforesaid the Company may indemnify an officer in the Company for liability or expense imposed on him in consequence of an action made by him in the capacity of his position as an officer in the Company, as follows:

33.1.1    Any financial liability he incurs or imposed on him in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by a court.

33.1.2    Reasonable litigation expenses, including legal fees, incurred by the officer or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of the Company, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a felony which does not require a finding of criminal intent.

33.1.3    Reasonable litigation expenses, including legal fees he incurs due to an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which was ended without filing an indictment against him and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offence which does not require criminal intent, within the meaning of the relevant terms in the Companies Law.

33.1.4    Financial liability he incurs for payment to persons or entities harmed as a result of violations in Administrative Proceedings, as detailed in section 52(54)(A)(1)(a) of the Securities Law.  For this purpose "Administrative Proceeding" shall mean a proceeding pursuant to Chapters H3 (Imposition of Monetary Sanction by the Israel Securities Authority), H4 (Imposition of Administrative Enforcement Means by the Administrative Enforcement Committee) or I1 (Settlement for the Avoidance of Commencing Proceedings or Cessation of Proceedings, Conditioned upon Conditions) of the Securities Law, as shall be amended from time to time.

33.1.5    Expenses that he incurs in connection with Administrative Proceedings (as defined above) he was involved in, including reasonable litigation fees, and including attorney fees.

33.1.4    Any other obligation or expense in respect of which it is permitted or will be permitted under law to indemnify an officer in the Company.

33.2        Advance indemnity

The Company may give an advance undertaking to indemnify an officer therein in respect of the following matters:

33.2.1    Matters as detailed in Article 33.1.1, provided however, that the undertaking is restricted to events, which in the opinion of the Board of Directors, are anticipated in light of the Company’s actual activity at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by the Board of Directors as reasonable under the circumstances. The indemnification undertaking shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement, which the Board of Directors determined to be reasonable under the circumstances.

33.2.2    Matters as detailed in Article 33.1.2 and 33.1.3.

33.2.3    Any matter permitted by applicable law.

33.3         Retroactive indemnity

The Company may indemnify an officer therein, save for the events subject to any applicable law.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 11

APPROVAL OF AN AMENDMENT, IN ACCORDANCE WITH THE AMENDMENTS AND
SUBJECT TO THE ADOPTION OF A RESOLUTION TO AMEND THE COMPANY’S
ARTICLES OF ASSOCIATION IN ACCORDANCE WITH PROPOSAL NO. 10 ABOVE, TO
THE COMPANY'S PROSPECTIVE UNDERTAKING TO INDEMNIFY ITS CURRENT AND
FUTURE DIRECTORS WHO ARE NON-CONTROLLING SHAREHOLDERS OF THE
COMPANY AND THE AMENDMENT TO THE LETTERS OF INDEMNIFICATION ISSUED
BY THE COMPANY ACCORDINGLY

On November 2, 2005, the Company's shareholders approved the grant of a prospective undertaking to indemnify the Company's current and future directors and officers, who are non-controlling shareholders of the Company and the grant of letter of indemnification accordingly.

In light of recent amendments to the Securities Law, as discussed in Proposal No. 10 above, it is proposed, following the approval by the Audit Committee and Board of Directors, to approve an amendment to the Company's prospective undertaking to indemnify its current and future directors, who are non-controlling shareholders of the Company, to allow their indemnification and insurance with respect to the following: (i) financial liability imposed on any director or officer for payment to persons or entities harmed as a result of any violation for which an administrative proceedings has been initiated; (ii) expenses incurred by any director or officer in connection with administrative proceedings, including reasonable litigation fees, and including attorney fees.  A copy of the current letter of indemnification marked to show the changes made in such letter of indemnification is attached hereto as Annex C.

Such resolution is subject to the prior approval of Proposal No. 10 above, in connection with the amendments to the Company's Articles of Association regarding insurance and indemnification.

It is clarified that the amendments proposed to the letters of indemnification are intended to expand the Company's existing prospective indemnification undertaking and not to derogate therefrom.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the amendment, in accordance with the Amendments and subject to the adoption of a resolution to amend the Company’s Articles of Association in accordance with Proposal No. 10 above, to the Company's prospective undertaking to indemnify its current and future directors who are non-controlling shareholders of the Company and the amendment to the letters of indemnification issued by the Company accordingly, having been approved by the Company’s Audit Committee and Board of Directors, be, and as presented to the shareholders, be, and same hereby is, approved"

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 12

APPROVAL OF AN AMENDMENT, IN ACCORDANCE WITH THE AMENDMENTS AND
SUBJECT TO THE ADOPTION OF A RESOLUTION TO AMEND THE COMPANY’S
ARTICLES OF ASSOCIATION IN ACCORDANCE WITH PROPOSAL NO. 10 ABOVE, TO
THE COMPANY'S PROSPECTIVE UNDERTAKING TO INDEMNIFY MR. SHLOMO (TOM)
WYLER, THE COMPANY'S PRESIDENT AND MEMBER OF THE BOARD OF DIRECTORS,
WHO IS ALSO CONSIDERED THE CONTROLLING SHAREHOLDER OF THE COMPANY,
AND THE AMENDMENT TO THE LETTER OF INDEMNIFICATION ISSUED BY THE
COMPANY ACCORDINGLY

On November 2, 2005, the Company's shareholders approved the grant of a prospective undertaking to indemnify Mr. Tom Wyler, the Company's President and member of the Board of Directors, who is also considered the controlling shareholder of the Company and the grant of a letter of indemnification to Mr. Wyler accordingly.

In light of recent amendments to the Securities Law, as discussed in Proposal No. 10 above, it is proposed, following the approval by the Audit Committee and Board of Directors, to approve an amendment to the Company's prospective undertaking to indemnify Mr. Wyler, to allow him to be insured and indemnified with respect to the following: (i) financial liability imposed on him for payment to persons or entities harmed as a result of any violation for which an administrative proceedings has been initiated; (ii) expenses incurred by him in connection with administrative proceedings, including reasonable litigation fees, and including attorney fees.  A copy of the current letter of indemnification marked to show the changes made in such letter of indemnification is attached hereto as Annex C.  The proposed amendments as detailed above are identical to all other directors and officers of the Company.

Such resolution is subject to the prior approval of Proposal No. 10 above, in connection with the amendments to the Company's Articles of Association regarding insurance and indemnification.

It is clarified that the amendments proposed to the letters of indemnification are intended to expand the Company's existing prospective indemnification undertaking and not to derogate therefrom.

The Reasoning for the Compensation Committee, Audit Committee and Board of Directors for the Approval of This Proposal

The Audit Committee and Board of Directors stated in their approval that the amendments to the Company's prospective undertaking to indemnify Mr. Wyler are identical to the amendments proposed to be made to the Company's prospective indemnification undertaking with respect to all other directors and officers of the Company, and is customary following the Amendments made to the Securities Law. In light of the above, the Audit Committee and Board of Directors stated that the proposed amendments to the Company's prospective undertaking to indemnify Mr. Wyler are to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the approval of an amendment, in accordance with the Amendments and subject to the adoption of a resolution to amend the Company’s Articles of Association in accordance with Proposal No. 10 above, to the Company's prospective undertaking to indemnify Mr. Shlomo (Tom) Wyler, the Company's President and member of the Board of Directors, who is also considered the controlling shareholder of the company, and the amendment to the letter of indemnification issued by the Company accordingly, having been approved by the Company’s Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved. "

The Board of Directors recommends a vote FOR approval of this proposed resolution.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors' report and the financial statements of the Company for the fiscal year ended December 31, 2010. These documents can be found on the Company's website at: www.optibase-holdings.com.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than two business days before the Meeting.

By Order of the Board of Directors,

Alex Hilman,
Executive Chairman of the Board of Directors

October 11, 2011

ANNEX A

Date: October 4, 2011

To: Optibase Ltd. (the "Company")

Re: Declaration of a Nominee as a Director in a Public Company in Accordance with the Companies Law, 5759-1999 ("the Law")

I, the Undersigned, Shlomo (Tom) Wyler I.D. No.X4519444, a resident of Israel whose address is 8 Herzel Rosenblum Tel Aviv after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq.

2.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. These Sections, as in effect as of the date of signing this deceleration, are attached hereto as Annex A and are integral parts of this deceleration.

3.	I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of a director of the Company with respect to the Company's special needs and its size.

4.	I have the following academic degrees:

1979 - University of Zurich- Masters degree in Business Economics,

5.	The documentation evidencing the aforesaid degrees is attached hereto as Annex B and is an integral part of this deceleration.

6.	I have work experience as specified in my CV, attached hereto as Annex C. The documentation evidencing these positions is attached hereto as Annex D.

7.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as a Director of the Company, nor will they harm my ability to serve as a Director of the Company.

8.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company's Chairman of the Board immediately, in accordance with Section 227a of the law as set forth in Annex A to this declaration.

9.	I am not serving as an external director in another company that one of the external directors of the company serves as a director in that other company.

10.
I am aware that my declaration herein shall serve the Company in considering whether I qualify to serve as a director of the Company and in particular whether I fulfill the conditions and criterion established in accordance with the Law, and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports;

11.	This is my name, this is my signature and the facts stated above are true.

Shlomo (Tom) Wyler	X4519444	/s/ Shlomo (Tom) Wyler

Name	I.D.	Signature

Date: October 5, 2011

To: Optibase Ltd. (the "Company")

Re: Declaration of a Nominee as a Director in a Public Company in Accordance with the Companies Law, 5759-1999 ("the Law")

I, the Undersigned, Danny Lustiger I.D. No 022963763, a resident of Israel whose address is 56 Izhak Shada St Herzliya after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq.

2.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. These Sections, as in effect as of the date of signing this deceleration, are attached hereto as Annex A and are integral parts of this deceleration.

3.	I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of a director of the Company with respect to the Company's special needs and its size.

4.	I have the following academic degrees:

2004 – Stanford University, CA. Graduate School of Business - Executive program for growing companies.

2001 – Tel Aviv University - Advanced study diploma for Executive Directors in Public corporations

1993-1996 – Tel Aviv University - MBA in Finance and International Management

1992-1993 – Tel Aviv University - Advance studies in accounting

1989-1992 – Tel Aviv University - B.A. in Accounting and Economics

The documentation evidencing the aforesaid degrees is attached hereto as Annex B and is an integral part of this deceleration.

5.	I have work experience as specified in my CV, attached hereto as Annex C. The documentation evidencing these positions is attached hereto as Annex D.

6.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as a Director of the Company, nor will they harm my ability to serve as a Director of the Company.

7.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company's Chairman of the Board immediately, in accordance with Section 227a of the law as set forth in Annex A to this declaration.

8.	I am not serving as an external director in another company that one of the external directors of the company serves as a director in that other company.

9.
I am aware that my declaration herein shall serve the Company in considering whether I qualify to serve as a director of the Company and in particular whether I fulfill the conditions and criterion established in accordance with the Law, and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports;

10.	This is my name, this is my signature and the facts stated above are true.

Danny Lustiger	022963763	/s/ Danny Lustiger

Name	I.D.	Signature

Date: October 5, 2011

To: Optibase Ltd. (the "Company")

Re: Declaration of a Nominee as a Director in a Public Company in Accordance with the Companies Law, 5759-1999 ("the Law")

I, the Undersigned, Alex Hillman I.D. No. 51133460, a resident of Israel whose address is 75 Hailanot St Herzliya, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

11.	I hereby give my consent to serve as a Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq.

12.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. These Sections, as in effect as of the date of signing this deceleration, are attached hereto as Annex A and are integral parts of this deceleration.

13.	I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of a director of the Company with respect to the Company's special needs and its size.

14.	I have the following academic degrees:

• 1976 - University of Tel Aviv: B.A in Accounting

• 1976 - University of Tel Aviv: B.A in Economics

15.	The documentation evidencing the aforesaid degrees is attached hereto as Annex B and is an integral part of this deceleration.

16.	I have work experience as specified in my CV, attached hereto as Annex C. The documentation evidencing these positions is attached hereto as Annex D.

17.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as a Director of the Company, nor will they harm my ability to serve as a Director of the Company.

18.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company's Chairman of the Board immediately, in accordance with Section 227a of the law as set forth in Annex A to this declaration.

19.	I am not serving as an external director in another company that one of the external directors of the company serves as a director in that other company.

20.
I am aware that my declaration herein shall serve the Company in considering whether I qualify to serve as a director of the Company and in particular whether I fulfill the conditions and criterion established in accordance with the Law, and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports;

21.	This is my name, this is my signature and the facts stated above are true.

Alex Hillman	051133460	/s/ Alex Hilman

Name	I.D.	Signature

ANNEX B

32.	Insurance of Officers

32.1	The Company may insure the liability of an officer therein to the fullest extent permitted by law.

32.2
Without derogating from the aforesaid the Company may enter into a contract to insure the liability of an officer therein for an obligation or payment imposed on him in consequence of an act done in his capacity as an officer therein, in any of the following cases:

(a)	a breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

(b)	a breach of the fiduciary duty vis-a-vis the Company, provided that the officer acted in good faith and had a reasonable basis to believe that the act would not harm the Company;

(c)	a monetary obligation imposed on him in favor of another person.

(d)
Financial liability imposed on him for payment to persons or entities harmed as a result of violations in Administrative Proceedings, as detailed in section 52(54)(A)(1)(a) of the Israeli Securities Law, 1965 (the "Securities Law").

(e)	Expenses incurred by him in connection with Administrative Proceedings (as defined above) he was involved in, including reasonable litigation fees, and including attorney fees.

(f)	any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an officer in the Company.

33.	Indemnity of Officers

33.1
The Company may indemnify an officer therein, to the fullest extent permitted by law. Without derogating from the aforesaid the Company may indemnify an officer in the Company for liability or expense imposed on him in consequence of an action made by him in the capacity of his position as an officer in the Company, as follows:

33.1.1
Any financial liability he incurs or imposed on him in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by a court.

33.1.2
Reasonable litigation expenses, including legal fees, incurred by the officer or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of the Company, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a felony which does not require a finding of criminal intent.

33.1.3
Reasonable litigation expenses, including legal fees he incurs due to an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which was ended without filing an indictment against him and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offence which does not require criminal intent, within the meaning of the relevant terms in the Companies Law.

33.1.4
Financial liability he incurs for payment to persons or entities harmed as a result of violations in Administrative Proceedings, as detailed in section 52(54)(A)(1)(a) of the Securities Law.  For this purpose "Administrative Proceeding" shall mean a proceeding pursuant to Chapters H3 (Imposition of Monetary Sanction by the Israel Securities Authority), H4 (Imposition of Administrative Enforcement Means by the Administrative Enforcement Committee) or I1 (Settlement for the Avoidance of Commencing Proceedings or Cessation of Proceedings, Conditioned upon Conditions) of the Securities Law, as shall be amended from time to time.

33.1.5	Expenses that he incurs in connection with Administrative Proceedings (as defined above) he was involved in, including reasonable litigation fees, and including attorney fees.

33.1.6	Any other obligation or expense in respect of which it is permitted or will be permitted under law to indemnify an officer in the Company.

B - 2

ANNEX C

To
___________
___________
___________

OPTIBASE LTD.
(the “Company”)

Letter of Indemnification
(the “Letter” or the “Indemnification Letter”)

Whereas on November 2, 2005 the General Meeting of the Company approved, following the approval of the Company’s audit committee and board of directors, to indemnify the Officers of the Company in accordance with the Companies Law of 1999 (the “Companies Law”); ~~and~~

Whereas on September 19, 2005 the Company’s board of directors approved, following the approval of the Company’s audit committee, to indemnify the Officers of the Company in accordance with the Companies Law; and

Whereas on October 11, 2011 the Company’s board of directors approved, following the approval of the Company’s audit committee, to indemnify the Officers of the Company in accordance with the Companies Law.

WE HEREBY DECLARE THAT:

1.	Obligation to indemnify:

The Company hereby undertakes:

1.1.
To indemnify you for any liability or expense, as detailed below, imposed upon you for actions taken (including actions preceding the date of this Letter) and/or actions that will be taken, by virtue of your service as an Officer of the Company, or an Officer on behalf of the Company in a company controlled by the Company or in which the Company has an interest (such companies being referred to herein as the “Subsidiaries”), as follows:

1.1.1.
Financial liability that you incur or imposed on you in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the Court, provided that such acts pertain to one or more of the events set out in the Schedule hereto (the “Schedule”);

1.1.2.
Reasonable litigation expenses, including legal fees that you will incur or for which you will be ordered to pay by a court within the framework of proceedings filed against you by or on behalf of the Company or by a third party, or in a criminal proceeding in which you will be acquitted, or in a criminal proceeding in which you will be convicted of a felony but which does not require criminal intent;

1.1.3.
Reasonable litigation expenses, including legal fees that you will incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which was ended without the filing of an indictment against you and without being subject to a financial obligation as a substitute for a criminal proceeding, or which was ended without the filing of an indictment against you but with the imposition of financial obligation as a substitute for a criminal proceeding relating to an offence which does not require criminal intent, within the meaning of the relevant terms in the Companies Law;

1.1.4.
Financial liability that you incur for payment to persons or entities harmed as a result of violations in Administrative Proceedings, as detailed in section 52(54)(A)(1)(a) of the Israeli Securities Law, 1965 (the "Securities Law").   For this purpose "Administrative Proceeding" shall mean a proceeding pursuant to Chapters H3 (Imposition of Monetary Sanction by the Israel Securities Authority), H4 (Imposition of Administrative Enforcement Means by the Administrative Enforcement Committee) or I1 (Settlement for the Avoidance of Commencing Proceedings or Cessation of Proceedings, Conditioned upon Conditions) of the Securities Law, as shall be amended from time to time.

1.1.5.	Expenses that you incur in connection with Administrative Proceedings (as defined above) you were involved in, including reasonable litigation fees, and including attorney fees.

1.2.
The aggregate and accumulated indemnification amount that the Company shall pay to its Officers (in addition to sums that may be received from insurance companies in connection with insurance policies that the Company has purchased, see also section 1.3 below) pursuant to all the letters of indemnification issued and/or that shall be issued by the Company pursuant to the indemnification decisions, shall not exceed the higher of: (i) 25% of the shareholders’ equity of the Company, as set forth in the Company’s most recent consolidated financial statements prior to such payment; (ii) 7.5 million U.S. Dollars (the “The Maximum Indemnification Amount”).

1.3.
The Maximum Indemnification Amount shall not be affected in any way by the existence of, or payment under, insurance policies. Payment of the indemnification shall not affect your right to receive insurance payments, if you receive the same (either personally or through the Company or on your behalf) and the Company will not be required to indemnify you for any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by any third party.  In the event there is any payment made under this Letter and such payment is covered by an insurance policy, the Company shall be entitle to collect such amount of payment from the insurance proceeds.

1.4.
In the event the indemnification amount the Company is required to pay to its Officers, as set forth in Section 1.1 above, exceeds at a certain time the Maximum Indemnification Amount (or the balance thereof after deducting any indemnification amounts paid or payable by the Company to any of its Officers at such time) in accordance with Section 1.2 above, the Maximum Indemnification Amount or its remaining balance will be allocated between the Officers entitled to indemnification, in the manner that the amount of indemnification that each of the Officers will actually receive will be calculated in accordance with the ratio between the amount each individual Officer may be indemnified for, and the aggregate amount that all of the relevant Officers involved in the event may be indemnified for.

1.5.
Upon the occurrence of an event that by its virtue you are likely to be entitled to indemnification in accordance with Section 1.1 above, the Company shall place at your disposal, from time to time, the funds required to cover the expenditures and payments that are connected to handling the legal proceeding, in a manner that you shall not be required to pay for, or personally finance the legal expenses, subject to the conditions and instructions in this Indemnification Letter.

1.6.
In order to avoid any doubt, upon the occurrence of an event that may entitle you to indemnification, you shall be entitled to appoint an advocate of your choice, with the exception of an advocate whom the Company deems unacceptable for reasonable cause, provided that you shall immediately inform the Company of the identity of the advocate, when it becomes necessary to appoint such advocate. In the event you do not inform the Company regarding your choice of advocate in compliance with the above mentioned, the Company shall have discretion to appoint an advocate on your behalf.

2.	The obligation to indemnify in accordance with this Letter is subject to the statements set forth in this Section 2 and to any applicable law:

2.1.	There is nothing by law to prevent your being indemnified.

2.2.
You shall inform the Company of every legal proceeding that shall be brought against you in connection with any event that may entitle you to indemnification, and of every warning made to you in writing, pertaining to legal proceedings that may be commenced against you, and this shall be done in a timely manner, immediately after you shall first be aware of such, and you shall provide the Company or to whom the Company shall instruct you to, all documents in connection with such proceedings.

2.3.
Despite the provisions of Section 1.6 above, the Company is entitled to take upon itself the care of your defense in the legal proceeding and/or to give the above care to any prominent advocate that the Company shall select for this purpose (except an advocate that shall not be reasonably acceptable to you) subject to the fulfillment of all of the following conditions:  (a) The Company shall inform the holder of this Indemnification Letter, within 45 days from the time of receiving the notice as said in Section 2.2 above (or within a shorter period of time – if the matter requires filing a statement of defense or a response to a proceeding), that it shall indemnify the holder of the Indemnification Letter according to this Letter; and  (b) The legal proceeding against the holder of the Indemnification Letter shall solely entail a claim for monetary damages.  The Company and/or the aforementioned advocate shall be entitled to act with their exclusive discretion and to bring the proceeding to a close; the appointed advocate shall act and shall owe its duty of loyalty to the Company and to you.  In the event that a conflict of interest shall arise between you and the Company, you shall inform the Company of such conflict and shall be entitled to appoint an advocate on your behalf, and the provisions of this Indemnification Letter shall apply to expenses you may incur as a result of such appointment.  In the event that the Company decides to settle a monetary obligation or to decide a monetary obligation by arbitration, or by mediation or by settlement the Company shall be entitled to do so as long as the lawsuit or the threat of a lawsuit against you shall be fully withdrawn. Following the request of the Company you shall sign any document that shall empower the Company and/or an advocate as mentioned above, to act on your name with regard to your defense in the above-mentioned proceedings and to represent you in all matters pertaining to these proceedings, as set forth above.

2.4.
You shall cooperate with the Company and/or with any advocates as set forth above in every reasonable manner that shall be required from you by any of them in connection with the handling of such legal proceedings, all in accordance with Section 1.2 above. You shall not bear any additional legal expenses due to such cooperation.

2.5.
Subject to the provisions of this Indemnification Letter, whether or not the Company shall act in accordance with section 2.3 above, the Company shall cover litigation expenses in a manner that you shall not be required to pay or finance such litigation expenses yourself.

2.6.
Your indemnification in connection to the legal proceeding of any actions against you, as set forth in this Letter, will not be enforceable in connection with amounts that you shall be required to pay as a result of a settlement or arbitration, unless the Company agrees, in advance and in writing, to the settlement, or to the arbitration award.

2.7.
The Company shall not be required to pay, pursuant to this Letter, monies that were actually paid, to you, or on your behalf or in your stead, through an insurance policy that the Company procured or through an obligation to any indemnification that was made by any other person other than the Company.  In addition, in the event of the indemnification hereunder is being paid in respect of your serving as an Officer in any Subsidiary, such indemnification will only be paid after all your rights to insurance and indemnification from such Subsidiary will have been exhausted, if and to the extent they exist.

In order to avoid any doubt, it shall be clarified that the indemnification amount pursuant to this Letter shall be independent of, (and in addition) to the amount that shall be paid (if paid) pursuant to an insurance policy and/or any other indemnification.

2.8.
Upon your request to an execution of a payment in connection with any event pursuant to this Letter, the Company shall take all necessary steps according to any applicable law to pay such payment and will do all that is required to obtain any approval that is required. If any approval is required for the above payment and that payment shall not be approved for any reason, such payment, or any part of it, that will not be approved, as said above, shall be subject to the approval of a court and the Company shall take all necessary steps to obtain the court’s approval.

3.
The obligations of the Company according to this Letter shall remain valid even if you have ceased to be an Officer of the Company, provided that acts for which you are given a commitment of indemnification were performed or shall be performed during your service as an Officer of the Company.

4.
In the event the Company pays to you, or in your place, any amount pertaining to this Letter in connection with a legal proceeding as stated above, and afterwards it shall be determined that you are not entitled to any indemnification from the Company for any reason whatsoever, the sums paid by the Company shall be considered a loan that was granted to you by the Company, and shall be linked to the Consumer Price Index and accrue interest in accordance with the Income Tax Regulations (Determination of the interest rate), 1985, as amended from time to time. You will be required to repay these sums to the Company when requested to do so in writing by the Company and in accordance with a payment schedule that the Company shall determine.

5.	The terms contained in this Letter will be construed in accordance with the Companies Law, and in the absence of any definition in the Companies Law, pursuant to the Securities Law, 5728-1968.

6.
The obligations of the Company according to this Indemnification Letter shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended.  In the event of a conflict between any provision of this Letter and any provision of the law, said provision of the law shall supersede the specific provision in this Letter, but shall not limit or diminish the validity of the remaining provisions of this Letter.

7.
The indemnification under this Letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to the Company. It is hereby expressly agreed and understood that this Indemnification Letter does not derogate in any way from any indemnification undertaking the Company has made to you; provided however, that the aggregate indemnification amount pursuant to all the Indemnification Letters issued or that shall be issued by the Company will not exceed the Maximum Indemnification Amount.

Notwithstanding the foregoing, if this Indemnification Letter shall be declared or found void for any reason whatsoever, then any previous undertaking by the Company for indemnification towards you, to the extent granted, shall remain in full force and effect, subject to any applicable law.

8.
The Company may, at its sole discretion and at any time, may revoke its undertaking to indemnify you hereunder, or reduce the Maximum Indemnification Amount, or limit the events to which it applies, either in regard to all the Officers or to some of them, to the extent it relates only, to events that will apply after the date of such change, provided that prior notice has been given to the Officer of the Company’s intention to do so, in writing at least 60 days before the date on which such decision will enter into effect. For the avoidance of any doubt, it is hereby clarified that any such decision will not have retroactive effect of any kind whatsoever and the Indemnification Letter, prior to such change or revocation, as the case may be, will continue to apply and be in full force and effect for all purposes in relation to any event that has preceded such change or revocation, even if the proceeding in respect thereof has been filed against the Officer after the change or revocation of the Indemnification Letter. In all other cases, this Indemnification Letter may not be changed, unless the Company and yourself have signed it.

9.
This Letter does not constitute a contract for the benefit of any third party and is not assignable. For the avoidance of any doubt, in the event of death (God forbids), this Letter will apply to you and your estate.

10.
No waiver, delay, forbearance to act or extension granted by the Company or by you will be construed in any circumstances as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

11.	The foregoing does not derogate from the Company’s right to indemnify you retroactively in accordance with the articles of association of the Company and subject to any applicable law.

12.
The law of the State of Israel shall govern this Letter and all issues related thereto, without giving effect to any conflicts of law principles.  The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction, in connection with this Indemnification Letter, except if an indemnification claim is related to legal proceeding, already filed by a third party in a different court.

13.	In this Indemnification Letter-

“The Companies Law”- the Companies Law, 1999, as will be valid from time to time.

“Officer” – in accordance with its meaning in the Companies Law, including a senior employee of the Company.

“Action” or any derivative of it – including a decision or a failure to act and including your Actions before the date of this Indemnification Letter that were made during your term of service as an Officer in the Company.

This Letter shall be neutral with regard to gender.

14.	The Schedule to this Letter is an integral and inseparable part of it.

In witness whereof, the Company shall execute this Indemnification Letter by its authorized signatories that have been duly appointed.

__________________________

Optibase Ltd.

I hereby confirm receiving this Letter and consent to all its terms.

____________

     Officer

Date: ____________

SCHEDULE

Subject to any provision of the law, the events are as follows:

1.	Any issuance of securities, including without limitation, a public offering pursuant to a prospectus, a private offering, the issuance of bonus shares or any offer of securities in any other manner;

2.	Conducting tender offers and any thing related thereto;

3.
A "Transaction" within the meaning of Section 1 of the Companies Law1, including without limitation negotiations for entering into a transaction, the transfer, sale or purchase or charge of assets or liabilities, including securities, or the grant or receipt of a right to any of the foregoing, receiving credit and the grant of collateral and any act directly or indirectly involved in such "Transaction";

4.
Report or notice filed in accordance with any applicable law, including the Companies Law and/or the Israeli Securities Law of 1968, and/or the Securities Exchange Act of 1933 and/or the Securities Exchange Act of 1934 including regulations promulgated thereunder, or in accordance with rules or instructions prevailing on an Israeli stock exchange or on Nasdaq-NM, or a stock exchange outside of Israel, or any law of another country regulating similar matters and/or the omission to act accordingly;

5.	Any resolution with respect to distribution, as defined in the Companies Law;

6.
Amendment to the Company’s structure or its reorganization or any resolution with respect to such matters, including without limitation, a merger, split, change in the Company’s capital structure, incorporation of subsidiaries, dissolution or sale thereof, issuance or distribution;

7.	Taking part in tenders;

8.
The making of any statement, including a bona fide statement or opinion made by an officer of the Company in such capacity, including during meetings of the Board of Directors or any committee thereof;

9.	An act in contradiction to the articles or memorandum of association of the Company;

10.
Any action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of individual or collective employment agreements, other employees benefits (including allocation of securities to employees) and harassment suits;

11.	Any action or decision in relation to work safety and/or working conditions;

12.	Negotiation for, signing and performance of insurance policy;

1	Article 1 of the Companies Law defines “Transaction” as a contract or engagement or a unilateral decision of the company regarding a grant of a right or another benefit.”

13.	Formulating working programs, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with competitors;

14.	Decisions and/or acts pertaining to the environment, including dangerous substances;

15.	Decisions and/or acts pertaining to the Consumer Protection Law, 5741-1981, and/or orders and/or Regulations thereunder;

16.
Negotiating, making and performing of contracts of any kind and type with suppliers, distributors, agents, franchisees and the like of the products that are marketed and/or sold by, or by those serving, the Company;

17.	Negotiating, the making and performing agreements with manpower contractors, service contractors, building contractors, renovations contractors, etc;

18.	Reporting and/or filing of applications to the state authorities and other authorities;

19.	Any of the foregoing events relating to the capacity of such officer as an officer of a corporation controlled by the Company or otherwise affiliated therewith; and

~~19.~~20.	Any event or action for which indemnification is allowed to be granted under the Efficiency of Enforcement Proceedings in the Israel Securities Authority Law (Legislation Amendments) of 2011.

OPTIBASE LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL
GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 17, 2011

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Shlomo (Tom) Wyler, Amir Philips and Yakir Ben-Naim, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Optibase Ltd. (the "Company"), standing in the name of the undersigned at the close of business on October 17, 2011 at the Annual General Meeting of Shareholders of the Company to be held at the Company's offices, 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, on Thursday, November 17, 2011, at 9:00 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted "FOR" all the proposals (except for Proposal No. 6 through 10, and 12) and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

☒ Please mark your votes as in this example.

Proposal 1:

Re-election to the Company’s board of directors three (3) of the directors currently in office.

Re-election of Shlomo (Tom) Wyler to the Company's board of directors.

	FOR	AGAINST	ABSTAIN

	☐	☐	☐

Re-election of Alex Hilman to the Company's board of directors.

	FOR	AGAINST	ABSTAIN

	☐	☐	☐

Re-election of Danny Lustiger to the Company's board of directors.

	FOR	AGAINST	ABSTAIN

	☐	☐	☐

Proposal 2:

Reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ended December 31, 2011 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Proposal 3:

Approval of the purchase by the Company of an insurance policy concerning insurance of directors’ and officers' liability, including as directors and officers of the Company's subsidiaries.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Proposal 4:

Approval of the acceleration of vesting of 2,000 restricted shares granted to Ms. Dana Tamir-Tavor, a former director of the Company.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Proposal 5:

Approval of a grant of 100,000 options exercisable into 100,000 ordinary shares NIS 0.13 nominal value each of the Company to Mr. Alex Hilman, the Company's Executive Chairman of the Board of Directors, under the Company's 1999 Israeli Share Option Plan.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Proposal 6:

Approval and ratifying of an employment agreement between the Company and Mr. Shlomo (Tom) Wyler, the Company's President and and member of the board of directors, who is also considered the Company's controlling shareholder.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 6? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 6.)

YES	NO

☐	☐

Proposal 7:

Approval of an agreement between the Company and BN Finance AG, a company affiliated with Mr. Shlomo (Tom) Wyler, the Company's President and member of the board of directors, who is also considered the controlling shareholder of the Company, for the provision of business and financial consulting services to the Company and its subsidiaries and affiliates.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 7? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 7.)

YES	NO

☐	☐

Proposal 8:

Approval of a grant of 100,000 options exercisable into 100,000 ordinary shares NIS 0.13 nominal value each of the Company to Mr. Shlomo (Tom) Wyler, the Company's President and member of the board of directors, who is also considered the controlling shareholder of the Company, under the Company's 1999 Israeli Share Option Plan.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 8? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 8.)

YES	NO

☐	☐

Proposal 9:

Approval of reimbursement of expenses by the Company to Mr. Shlomo (Tom) Wyler, the Company's President and member of the board of directors, who is also considered the Company's controlling shareholder.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 9? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 9.)

YES	NO

☐	☐

Proposal 10:

Amendment of certain articles of the Company’s articles of association regarding insurance and indemnity of directors, officers, employees and other persons employed by, dealing or engaged with the Company in order to adjust the same to amendments to the Israeli Securities Law of 1968 in connection with the recently adopted administrative enforcement proceedings by the Israeli Securities Authority.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 10? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 10.)

YES	NO

☐	☐

Proposal 11:

Approval of an amendment, in accordance with the amendments and subject to the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 10 above, to the Company's prospective undertaking to indemnify its current and future directors who are non-controlling shareholders of the Company and the amendment to the letters of indemnification issued by the Company accordingly.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Proposal 12:

Approval of an amendment, in accordance with the amendments and subject to the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 10 above, to the Company's prospective undertaking to indemnify Mr. Shlomo (Tom) Wyler, the Company's President and member of the Board of Directors, who is also considered the controlling shareholder of the Company, and the amendment to the letter of indemnification issued by the Company accordingly.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 12? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 12.)

YES	NO

☐	☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2011

(Signature of Stockholder)

(Signature of Stockholder)

Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.